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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      --------------------------
                                                      SEC FILE NUMBER: 000-51228
                                                      CUSIP NUMBER: 48241R 10 8
                                                      --------------------------

(Check One) [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form
10-Q and Form 10-QSB [ ] Form N-SAR

          For Period Ended: August 31, 2006
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended: __________________________

________________________________________________________________________________
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                         PART I - REGISTRANT INFORMATION

                              GOLF ROUNDS.COM, INC.
________________________________________________________________________________
                             Full Name of Registrant

________________________________________________________________________________
                            Former Name if Applicable

                        111 Village Parkway, Building #2
________________________________________________________________________________
            Address of Principal Executive Office (Street and Number)

                             Marietta, Georgia 30067
________________________________________________________________________________
                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's Annual Report on Form 10-KSB for the fiscal year ended August 31,
2006 was unable to be completed in time without unreasonable effort and expense to the Company because the Company does not have a full-time administrative and accounting staff and, as a result, was unable to accurately and completely compile the information required to be included in the Form 10-KSB.

                           PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Robert Donehew      (770)           952-3386
_______________________________________________________________________________
         (Name)       (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s)                                           [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________
                              GOLF ROUNDS.COM, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2006
      -----------------                 By:
                                            ------------------------------------
                                            Robert Donehew, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
________________________________________________________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
________________________________________________________________________________